UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 6, 2017 titled “GeoPark Announces Further Extension of Tigana/Jacana Oil Field Play in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FURTHER EXTENSION OF

TIGANA/JACANA OIL FIELD PLAY IN COLOMBIA

Bogota, Colombia – November 6, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced the successful drilling and testing of the Tigana Norte 3 appraisal well in the Tigana oil field in Llanos 34 block (GeoPark operated, 45% WI) in Colombia.

GeoPark drilled and completed the Tigana Norte 3 well to a total depth of 11,352 feet. Oil shows during drilling and petrophysical analysis indicated the potential for hydrocarbons in both Guadalupe and Mirador formations. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 970 bopd of 15.0 degrees API, with less than 0.25% water cut, through a choke of 32/64 inches and wellhead pressure of 129 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Tigana Norte 3 well is located 690 meters west of the recently drilled Tigana Norte 2 well (currently producing 2,600 bopd with less than 0.5% water cut) and was drilled outside the 3P outline defined in the 2016 DeGolyer and MacNaughton reserves certification, to a bottom-hole location that is approximately 50 feet down dip of the Tigana Norte 1 well (most recent lowest known oil), and did not encounter the oil-water contact. With these preliminary production test results, the Tigana Norte 3 well broadens the Tigana/Jacana oil field play towards the northeastern limits of the Llanos 34 block.

GeoPark is currently drilling the Tigana Norte 4 well to further delineate the northeastern boundaries and to continue GeoPark’s work program to drill five more wells in the Tigana/Jacana oil field play before year-end.

James F. Park, Chief Executive Officer of GeoPark, said: “With the success of these recently-drilled new wells, GeoPark has moved into becoming the third largest oil and gas operator in Colombia – with more growth on its way. Starting from zero and achieving this level of success in Colombia in just five years is a testament to the full range of capabilities, depth, coordination and passion of the GeoPark team. And, it demonstrates Latin America’s immense under-developed hydrocarbon potential within a low cost and welcoming operating environment — the big opportunity that GeoPark was built to capture.”

GeoPark will host its Third Quarter 2017 Financial Results conference call on November 16, 2017 at 10:00 am (Eastern Standard Time) to discuss financial results for 3Q2017 and work program and investment guidelines for 2018 (both expected to be announced on November 15, 2017).

For further information please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including preliminary production test results for the Tigana Norte well, hydrocarbon production in both the Guadalupe and Mirador formations, expected growth for GeoPark and Latin America’s under-developed hydrocarbon potential. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 6, 2017